March 23, 2016

VIA EDGAR

Melissa Raminpour

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Norwegian Cruise Line Holdings Ltd.

Form 10-K for the Year Ended December 31, 2014

Filed February 27, 2015

File No. 001-35784

Dear Ms. Raminpour:

This letter sets forth the responses of Norwegian Cruise Line Holdings Ltd. (“Norwegian,” the “Company,” “we,” “us,” or “our”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 25, 2016 (the “Comment Letter”), regarding the above-referenced Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”). For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment.

Unless otherwise noted, all page number references used herein refer to the page numbers in the 2014 Form 10-K.

Form 10-K for the Year Ended December 31, 2014

Financial Statements

Note 2. Summary of Significant Accounting Policies

1. We note your disclosure in Note 2 on page F-10 that your passenger ticket revenue is primarily attributed to guests who make reservations in North America and this revenue, as a percent of your consolidated total, was 80.1%, 79.9% and 80.5% for the years ended December 31, 2014, 2013 and 2012, respectively. We also note that substantially all of your long-lived assets are located outside of the U.S. and consist primarily of your ships. Please note that ASC 280-10-50-41 requires revenue and long-lived assets for the country of domicile to be separately disclosed, along with the revenue and long-lived assets attributable to all foreign countries in total, and any individual foreign countries, if material. Please revise to disclose that amount of revenue and long-lived assets located in your country of domicile and in total for all foreign countries. If material, disclose revenue and long-lived assets in an individual foreign country separately. Please revise in future filings beginning with your December 31, 2015 Annual Report on Form 10-K.

Response:

We have revised our disclosure in our 2015 Annual Report on Form 10-K filed with the Commission on February 29, 2016 in Note 2 on page F-10 and in “Item 1. —Business—Segment Reporting” as follows:

“Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to U.S.-sourced guests who make reservations in the U.S. Revenue attributable to U.S.-sourced guests was 75%, 73% and 74% for the years ended December 31, 2015, 2014 and 2013, respectively. No other individual country’s revenues exceeded 10% in any of our last three years. Substantially all of our long–lived assets are located outside of the U.S. and consist primarily of our ships. We have 16 ships with Bahamas registry with a carrying value of $7.2 billion and $6.4 billion as of December 31, 2015 and 2014, respectively. We have five ships with Marshall Island registry with a carrying value of $1.4 billion as of December 31, 2015 and 2014. We also have one ship with U.S. registry with a carrying value of $0.3 billion as of December 31, 2015 and 2014 and one ship with Bermuda registry

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with a carrying value of $0.08 billion as of December 31, 2015 and 2014.”

2. Further, please tell us how you comply with the disclosures required under ASC 280-10-50-40. In this regard, we note that your cruises offer a number of different destinations, and in prior responses and in telephone conversations with the Staff, you have indicated destinations are the single most important factor in your customers’ cruising decision. Please tell us your consideration of providing revenue by each destination or group of similar destinations for purposes of meeting the requirements of ASC 280-10-50-40 and the objectives discussed in ASC 280-10-10-1. In your response, please tell us your consideration of factors such as health risks, security concerns, and weather threats (i.e. hurricane season), as described in your risk factors, in determining the similarity of your destinations (region).

Response:

We believe that destinations are an important factor in our customers’ cruising decision. In considering the requirements of ASC 280-10-50-40 which requires disclosures about a reporting entity’s products and services we believe the product and service (the cruise experience) is similar, it is only the destination that is different. However given the objectives of ASC 280-10-10-1, we believe our disclosure would be enhanced if we provided disclosure of revenues by destination grouped by similar regions. This may provide a better understanding of our performance and will provide information that could be important to the investor about the entity as a whole.

As this is an annual requirement, in addition to the disclosure which we included in our 2015 Annual Report on Form 10-K as presented above, we will disclose in our 2016 Annual Report on Form 10-K within Note 2 “Summary of Significant Accounting Policies” and in “Item 1.—Business—Segment Reporting” the following table:

Revenues by destination were as follows (in thousands):

	December 31,
	2016	2015	2014
North America	$	$	$
Europe
Asia-Pacific
Other
	$	$	$

(For the knowledge of the Staff, the regions comprise the following: North America includes the U.S., Caribbean, Canada and Mexico. Europe includes the Baltics and the Mediterranean. Asia-Pacific includes Australia, New Zealand, Northern and Southern Asia and Hawaii. Other includes all other international territories.)

You have asked us to discuss our consideration of risks in determining these regions. Risks such as health risks, security concerns, and weather threats (i.e. hurricane season), may affect any region and therefore, are not specific to a region, nor do they determine the similarities of our regions. Below we discuss the risks in more detail to provide a further understanding of how these are shared risks:

•	Generally, the risk of a virus or other illness is not specific to any region or itinerary and would most probably be contained to one ship for a short duration. For example, the chikungunya virus was identified in over 60 countries in Asia, Africa, Europe and the Americas; however, this virus did not impact any of our itineraries or ships.

•	The threat of political unrest may affect certain ports, but it generally does not impact an entire region. For example, most recently, we changed all itineraries that touched Turkish ports due to political unrest to alternate destinations in Greece and Italy. While the Turkish ports were altered, the remaining cruise ports of the itinerary were provided, therefore, even in political unrest it is usually not region-wide but only port-specific alterations.

•	Adverse weather conditions not only affect North America (hurricanes and Nor’easters) and occasionally Europe, but also Australia and Asia (typhoons). Our itinerary for a particular ship may be interrupted to avoid such adverse weather (we may miss a port or divert a cruise ship to avoid the weather) but the impact is ship specific for a short duration.

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As requested in the Comment Letter, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments. If you have any questions regarding the Company’s responses, please contact either me at (305) 436-4098 or Faye L. Ashby, Senior Vice President and Chief Accounting Officer at (305) 436-4294.

Respectfully submitted,

By:	/s/ Wendy A. Beck
Name:	Wendy A. Beck
Title:	Executive Vice President and Chief Financial Officer

cc:	Frank J. Del Rio, President and Chief Executive Officer

Daniel S. Farkas, Esq., Senior Vice President and General Counsel

Faye L. Ashby, Senior Vice President and Chief Accounting Officer

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